The Lead Investor of Self-Decode's Wefunder raise is Igor Lychagov, Founder of Ornament Health.

Igor is investing $1,000 in this round and has invested $6,500,000 previously.

This is why Igor is investing in Self-Decode:

Being investor in the first round and seeing the progress the team and Joe made so far makes me believe that this company is there to bring a change.